PROKOM
SOFTWARE SA

FAX

03 SEP 16 AM 7:21

to:	Division of Corporate Finance File No. 82-4700	Securities and Exchange Commission, Washington, DC, USA	+1 (202) 942 9624

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

SUPPL

date: 15 Sep 2003 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraph 5.1.21 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 163.1160) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **PURCHASE OF SIGNIFICANT BLOCK OF SHARES**

The Management Board of Prokom Software SA informs that:

on the 15th September 2003 the Company received from PZU SA information that PZU SA together with its dependent PZU Życie SA is the proprietor of 752,036 shares of Prokom Software SA which constitute 5,45% of share capital and entitle to execute 752,036 votes at the Company's General Shareholders' Meeting (being 5,17% of the total number of votes).

[redacted]

03032062

15 Sep, 2003 Dariusz Górka
Member of the Management Board

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

dlw 9/16

OSC/SEC *The Financial Accounting and Reporting Course 2003*

Conference: October 7 and 8, 2003 • Optional Workshops: October 6 and 9, 2003
The Westin Harbour Castle • Toronto, ON

September 15, 2003

FREE WORKSHOP !
Special Limited Time Offer
~ see agenda for details ~

Sandra Folsom Kinsey
Sr. International Cousel
Office Of International Corporate Finance
U. S. Securities And Exchange Commission
2029429624

Dear Sandra Folsom Kinsey,

For the past eight years, OSC/SEC has been THE industry event in this area for Canadian financial and accounting professionals. OSC/SEC brings together the top representatives from U.S. and Canadian regulators and standard-setters. This powerhouse faculty will provide you with a complete, practical examination of recent changes in financial accounting and reporting.

More importantly, this conference will show you what the changes mean for you and how to implement them. You will walk away from OSC/SEC 2003 with a clear understanding of what you need to do to ensure your financial reporting and accounting practices do not run afoul in an increasingly restrictive climate.

This year's program that has been completely updated and refreshed to deliver the key information that will make a difference to your day-to-day work. Specifically, this year's event will present you with the latest on:

- Changing enforcement priorities at both the OSC and the SEC
- In-depth discussion of the numerous changes to hedge accounting and how these affect you
- Key practical information on the implications of the current pension shortfall crisis
- Understanding and implementing new internal control measures

And much, much more!

This year's OSC/SEC Conference brings together all the elements you need for a profitable and detailed learning experience. Don't miss out on this most important annual briefing. Register today!

Sincerely,

Chris Graham

Chris Graham
Vice-President, Conferences
INFONEX INC.

OSC/SEC 2003: The Financial Accounting and Reporting Course

Conference: October 7 and 8, 2003 • Optional Workshops: October 6 and 9, 2003

The Westin Harbour Castle • Toronto, ON

REGISTER NOW AND RECEIVE A FREE WORKSHOP!

(SEE NEXT PAGE FOR DETAILS)

OPTIONAL PRE-CONFERENCE WORKSHOPS: OCTOBER 6

WORKSHOP A: 9:00 – 12:00
Internal Control Reporting: A Practical Guide to Working in the New Environment
Stuart Hartley, President, FocusROI Inc.

WORKSHOP B: 1:00 – 4:00
Real-World Guidance for Resolving U.S./Canada GAAP Differences
Bhupender Gosain, Senior Assurance and Advisory Manager, Mintz & Partners

CONFERENCE PROGRAM: TUESDAY, OCTOBER 7

Current and Pending Developments at the OSC
Laura Moschitto, Office of the Chief Accountant, Ontario Securities Commission
John Hughes, Manager, Continuous Disclosure Team, Ontario Securities Commission

SEC: Recent Legislative and Regulatory Developments in the United States
Craig C. Olinger, Deputy Chief Accountant, Division of Corporation Finance, U.S. Securities and Exchange Commission

CANADIAN, INTERNATIONAL, AND U.S. DEVELOPMENTS IN FINANCIAL REPORTING

I. Canadian Developments and the Impact of U.S. and IASB Developments
Paul Cherry, Chair, Accounting Standards Board, Canadian Institute of Chartered Accountants

II. U.S./FASB Changes: What Has Happened and What Can We Expect?
Reva Steinberg, BDO Seidman, LLP (Chicago)

Stock-Based Compensation: Making Sense of the Current Environment
Nick Capanna, Senior Manager, Deloitte & Touche LLP
Andrew Beck, Partner, Torys LLP, (New York)
Christina Medland, Partner, Torys LLP

SPEs and Variable Interest Entities
Elliott M. Jacobson, Partner-Advisory and Assurance, Mintz & Partners LLP

CONFERENCE PROGRAM: WEDNESDAY, OCTOBER 8

Financial Instruments: Preparing for New Accounting Standards
Ian P.N. Hague, Principal, Accounting Standards Board, Canadian Institute of Chartered Accountants

Impact of Pensions on Corporate Financial Statements: Now and in the Future
Nancy Estey, Principal, Accounting Standards Board, Canadian Institute of Chartered Accountants
Darrell Peters, Principal, Towers Perrin

Implementing New Standards on Impairment and Disposal of Assets
Mark Walsh, Principal, Accounting Standards Board, Canadian Institute of Chartered Accountants

Internal Control
Stuart Hartley, President, FocusROI Inc.

U.S.-Canada GAAP Reconciliation: Solutions to Your Most Difficult Problems
Karen Higgins, Partner, Deloitte & Touche, LLP; Member AcG-13 Implementation Guidance Working Group, Accounting Standards Board

The Latest on MD&A, Performance Reporting, and CEO/CFO Certifications
Jim Goodfellow, Partner, Deloitte & Touche; Chair of the Canadian Performance Reporting Initiative Board, Canadian Institute of Chartered Accountants
Brian Ludmer, Partner, Ogilvy Renault LLP

Key Financial Accounting and Reporting Issues Relating to Governance Changes and the New Environment
Wayne Carnall, U.S. National Office, Leader, International Consultation and Review Group, PricewaterhouseCoopers; former Associate Director and Deputy Chief Accountant, Division of Corporation Finance, U.S. Securities and Exchange Commission

OPTIONAL POST-CONFERENCE WORKSHOPS: OCTOBER 9

WORKSHOP C: 9:00 – 12:00
Writing the MD&A: Practical Guidance and Advice
Brian Ludmer, Ogilvy Renault LLP

WORKSHOP D: 1:00 – 4:00
What You Need to Know about Hedge Accounting: ACG-13 and the New Exposure Drafts
Valerie Manning, CA, CFA, Senior Manager, Risk & Advisory Services KPMG LLP

OSC/SEC 2003: The Financial Accounting and Reporting Course

Conference: October 7 and 8, 2003 • Optional Workshops: October 6 and 9, 2003

The Westin Harbour Castle • Toronto, ON

FAX THIS REGISTRATION FORM *NOW* TO 1-800-558-6520

591-348700-FX2

❑ ***Yes!*** Register me for *OSC/SEC 2003* Photocopy this form for additional delegates.

❑ I cannot attend but please keep me informed of future events.

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Number of employees on site ❑ 1-25 ❑ 26-50 ❑ 51-100 ❑ 101-250 ❑ 251-500 ❑ 501+

Registration Fees

❑ Conference and One Workshop: ~~$2,199.00~~ $1,699.00 + $118.93 (GST) for a total of $1,817.93

❑ Conference and Two Workshops: ~~$2,599.00~~ $2,199.00 + $153.93 (GST) for a total of $2,352.93

❑ Conference and Three Workshops: ~~$2,999.00~~ $2,599.00 + $181.93 (GST) for a total of $2,780.93

❑ **Conference and All Workshops:** ~~$3,399.00~~ $2,999.00 + $209.93 (GST) for a total of $3,280.93

Please select your workshop options: October 6: ❑ Workshop **A** ❑ Workshop **B**

October 9: ❑ Workshop **C** ❑ Workshop **D**

Payment Method

❑ Cheque enclosed, payable to INFONEX

❑ Please invoice me

❑ Please charge to my

❑ VISA ❑ MC ❑ AMEX

Card Number: __________

Expiry Date: _____ / _____

Signature: __________

SPECIAL OFFER!

REGISTER NOW FOR A SPECIAL FREE WORKSHOP

Register for *OSC/SEC 2003* no later than September 30, 2003 and attend one workshop of your choice for FREE!

Register by phone, fax or on-line by September 30, 2003 and you will be elligible for one workshop — a value of up to $500.00 — for FREE!

After September 30 regular prices will apply. **Register today!**

The INFONEX Quality Guarantee: We are confident that this event will meet the high quality standards you expect from INFONEX. If not we will issue you a letter of credit equal to the value of the event. The individual delegate or any member of his or her company may use this letter of credit for oneyear from date of issue. Write us a letter describing why you were dissatisfied and direct it to the General Manager.

Location
The Westin Harbour Castle, located at One Harbour Square, Toronto, ON, M5J 1A6, and can be reached by telephone: (416) 869-1600; or fax: (416) 869-1420.

Accommodation
Registration fees do not include hotel accommodation.

Group Discount
If three individuals from one organization register at the same time, a fourth person may also be registered to attend free of charge.

Your Registration Includes
Registration fees include all course materials, continental breakfast, lunch, and refreshments. Parking and accommodation are not included.

Cancellation Policy
Substitutions may be made at any time. If you are unable to attend, please make cancellations in writing and fax to 1-800-558-6520 **prior to September 22, 2003.** A credit voucher will be issued to you for the full amount, redeemable against any other Infonex course and which is valid for twelve months (1 year) from the date of issue. If you prefer, you may request a refund of fees paid, less a $195 administration fee. Registrants who cancel after **September 22, 2003**, will not be eligible to receive any credits or refunds and are liable for the entire registration fee.

Confirmed delegates who do not cancel before **September 22, 2003**, and fail to attend will be liable for the entire registration fee.

Mailing List Update/Removal
To update or remove your information for the Infonex mailing list, please call 1-800-474-4829, and select Option 3, or complete the online form at www.infonex.ca.

INFONEX
Profit from Knowledge

Fax: 1-800-558-6520
Mail: *INFONEX*
Suite 400, 35 McCaul St.
Toronto, Ontario M5T 1V7
E-mail: register@infonex.ca
Phone: 1-800-474-4829
Web: www.oscsec.com

Confirmations are sent on receipt of registration.

GST No. R134050012

FOR MORE INFORMATION CALL 1-800-474-4829 OR VISIT OUR WEBSITE AT WWW.OSCSEC.COM